Exhibit 4.4

HILL INTERNATIONAL, INC.
2007 RESTRICTED STOCK GRANT PLAN

Section 1. Purpose

The purpose of the Hill International, Inc. 2007 Restricted Stock Grant Plan (the “Plan”) is to enable Hill International, Inc. (the “Company”) to retain, motivate and provide additional incentive to certain officers and employees whose contributions are essential to the growth and success of the Company, by enabling them to participate in the long-term growth of the Company through stock ownership.

Section 2. Administration

The Plan shall be administered by the Compensation Committee (the “Committee”) of the Board of Directors of the Company. The Committee shall have the authority to grant restricted stock under the Plan and to modify the terms of any such grants.

Section 3. Shares of Stock Available for Restricted Stock Grants

A total of 340,000 shares of common stock, par value $.0001 per share, of the Company shall be available for grants of restricted stock under the Plan.

Section 4. Restrictions

(a) Restriction. The shares of restricted stock granted hereunder shall be subject to the restriction that they shall only vest over a period of approximately five years, with one fifth of the aggregate number of shares in each grant vesting in each of the five successive anniversary dates of February 28, 2007.

(b) Vesting. One fifth of the total number of shares granted under the Plan will vest on each of the five successive anniversary dates of February 28, 2007, with 20% of the total grant vesting on the anniversary date falling in 2008, an additional 20% of the total grant vesting on the anniversary date falling in 2009, an additional 20% of the of the total grant vesting on the anniversary date falling on 2010, an additional 20% of the total grant vesting on the anniversary date falling on 2011, and an additional 20% of the total grant vesting on the anniversary date falling on 2012.

(c) Forfeiture. Participants in the Plan that do not remain employees of Hill through the anniversary date falling in 2012 will not receive all of the shares of restricted stock which are granted hereunder. Any participant that ceases to be an employee of Hill International, Inc. at any time or for any reason, will only be entitled to the economic benefits, including the ability to transfer or dispose of shares, with respect to those shares of restricted stock which have vested as of such participant’s last day of employment with the Company.

Section 5. General Provisions

(a) Each grant of restricted stock shall be evidenced by a writing delivered to the participating employee specifying the terms and conditions of the grant and containing such other terms and conditions as the Committee considers necessary or advisable to achieve the purposes of the Plan or comply with any applicable law.

(b) This Plan shall apply to those grants of restricted stock approved, in advance, by the Committee at its meeting of February 28, 2007. Other than those shares of restricted stock approved on February 28, 2007, no other shares of restricted stock shall be granted under the Plan.

(c) No person shall have any claim or right to be granted a share of restricted stock and any grant of restricted stock shall not be construed as giving an employee the right to continued employment.

(d) No grants under the Plan shall be effective prior to the date on which a Registration Statement on Form S-8 registering the shares granted under the Plan is filed pursuant to the Securities Act of 1933 with the United States Securities and Exchange Commission.